                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 __________


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                      INVESTMENT PROPERTIES ASSOCIATES
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Participations in Limited Partnership Interests
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                       (Title of Class of Securities)

                                 461430 10 0
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                               (CUSIP Number)

                            Joshua J. Mintz, Esq.
                               General Counsel
                John D. and Catherine T. MacArthur Foundation
                    140 South Dearborn Street, Suite 1100
                          Chicago, Illinois  60603
                               (312) 726-8000
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               April 17, 1998
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /___/.

Check the following box if a fee is being paid with this statement /____/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                              Page 1 of 4 Pages




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CUSIP No. 461430 10 0                 13D                      Page 2 of 4 Pages



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
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John D. and Catherine T. MacArthur Foundation
          I.R.S. Identification No.  23-7093598

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /__/
                                                                        (b) /__/

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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
         00

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS /__/
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois


--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER                     -0-
  OF               -------------------------------------------------------------
  SHARES           8    SHARED VOTING POWER
  BENEFICIALLY               -0-
  OWNED            -------------------------------------------------------------
  BY               9    SOLE DISPOSITIVE POWER
  EACH                       -0-
  REPORTING        -------------------------------------------------------------
  PERSON           10   SHARED DISPOSITIVE POWER
  WITH                       -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON             0%

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /__/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                            CO
--------------------------------------------------------------------------------



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                                                               Page 3 of 4 Pages

                       AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the John D. and Catherine T. MacArthur Foundation (the "Foundation") on or about June 23, 1997 is being filed in order to amend Items 5(a) and 5(c) with respect to the Foundation's ownership of participation interests in the sole limited partner of Investment Properties Associates, a New York limited partnership.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Items 5(a) and 5(c) are hereby amended in their entirety to state as follows:

     (a) As of the date hereof, the Foundation does not beneficially own any Participation Interests because of a private sale of all of its Participation Interests, as described in (c) below.

          To the best knowledge of the Foundation, none of the executive officers or directors of the Foundation owns any Participation Interests.

     (c) The Foundation has not effected during the past 60 days any transaction in any Participation Interests except for the following:

87,000 Participation Interests April 17, 1998   Privately Negotiated Sale at
                                                price per Interest of $62.00
                                                to Scoggin Capital Management,
                                                L.P., 660 Madison Avenue, 20th
                                                Floor, New York, New York, as
                                                nominee for the following
                                                parties:

Scoggin Capital Management; Bedford Falls Investors, LP.; DFG Corp.; Jeffrey E. Schwarz; Jeffrey E. Schwarz Children's Trust; Schwarz Family Foundation Trust; Sherwood Schwarz; George Gellert; Paul Pariser; Charlie Bendit; Arthur Cornfeld; Alan Fisher; Glen Siegel; Adam H. Miller; Martin Siegel; Stephen J. Miller, IRA; David Topping; Joe DelVecchio; Steven Hornstock; Gary Sheppard; Earle S. Altman; Gregg Schenker; Daniel Burack; and Chris Engel.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits to this Amendment No. 1 to Schedule 13D.



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                                                               Page 4 of 4 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            JOHN D. AND CATHERINE T. MACARTHUR
                                             FOUNDATION

April 21, 1998

                                            By: /s/ Joshua J. Mintz
                                               ---------------------------------
                                               Joshua J. Mintz

                                            Its: General Counsel